UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5F, Building 363

No. 1555 of West Jinshajiang Road

Shanghai, China, 201803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Semi-annual Report

Xiao-I Corporation (the “Company”), a Cayman Islands company, is furnishing its unaudited condensed consolidated financial statements for the six months ended June 30, 2025 and 2024, and related footnotes which are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit to the Form 6-K, including any amendment and report filed for the purpose of updating such document, are incorporated by reference into the Company’s registration statements on Form S-8 (SEC File No. 333-275743), Form S-8 (333-286469), and Form F-3, as amended (SEC File No. 333-279306) (including any prospectuses forming part of such registration statements), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Unaudited condensed consolidated financial statements of Xiao-I Corporation as of June 30, 2025, and for the six months ended June 30, 2025 and 2024, and the notes related thereto
99.2	Operating and financial review and prospects of Xiao-I Corporation for the six months ended June 30, 2025
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2025	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

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